UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems

401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation

17655 Waterview Parkway

Dallas, Texas 75252

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements

As of and for the Years Ended December 31, 2008 and 2007

and Supplemental Schedule as of December 31, 2008

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data

Systems Corporation, Compensation Committee of

the Board of Directors and Plan Administrator

of the Alliance Data Systems 401(k) and

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio

June 29, 2009

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:

Investments at fair value	$175,662,076	$276,311,953

Cash	1,297,331	1,019,376

Receivable for contributions:
Employer	4,151,930	6,046,058
Participants	239,469	1,022,029

Total contributions receivable	4,391,399	7,068,087

Due from brokers	27,528	138,421

Total assets	181,378,334	284,537,837

Liabilities:

Administrative fees payable	427	781
Excess contribution payable	30,964	60,000
Due to broker	23,499	946,288

Total liabilities	54,890	1,007,069

Net assets reflecting investments at fair value	181,323,444	283,530,768

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,727,206	238,883

Net assets available for benefits	$183,050,650	$283,769,651

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:

Investment income:
Net (depreciation) appreciation in fair value of investments	$(82,587,482)	$2,937,280
Mutual funds’ earnings	7,508,398	14,659,688
Common collective trust’s earnings	128,830	1,290,701
Interest	387,881	419,648
Dividends	62,156	46,477

Total investment (loss) income	(74,500,217)	19,353,794

Contributions:
Employer	13,856,015	16,395,246
Participants	21,478,414	23,470,515
Rollovers	1,096,398	2,277,835

Total contributions	36,430,827	42,143,596

Total additions	(38,069,390)	61,497,390

Deductions:

Distributions to participants	30,807,237	22,013,465
Administrative expenses	225,298	267,500

Total deductions	31,032,535	22,280,965

Net (decrease) increase prior to transfers	(69,101,925)	39,216,425

Net transfers (from) to plan	(31,617,076)	19,847,200

Net (decrease) increase	(100,719,001)	59,063,625

Net assets available for benefits:
Beginning of year	283,769,651	224,706,026

End of year	$183,050,650	$283,769,651

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the “Employer”). Employees of the Employer 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Amendments

The Plan was amended effective January 1, 2007 to among other things change the vesting percentage as noted under “Vesting” below.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. Eligible classes of employees for the year ended December 31, 2007 excluded two business divisions. There were no excluded classes for the year ended December 31, 2008. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2008 and 2007 was $230,000 and $225,000, respectively.

The Employer’s contributions relating to the Profit Sharing Contribution for the years ended December 31, 2008 and 2007 were $4,148,509 and $5,716,138, respectively.

The Employer will provide a 100% matching contribution on the first 3% and a 50% matching contribution on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions and compensation for the Plan year.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 100% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($15,500 at December 31, 2008). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,000 for the Plan years ended December 31, 2008 and 2007.

Contributions received from participants for 2008 and 2007 are net of refunds of $11,259 to be made during 2009 and $85,762 made in 2008 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, one common collective trust, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer’s matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Payment of benefits

The full value of participants’ accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants’ accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There was $80,704 and $157,625 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2008 and 2007, respectively.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Forfeitures

Forfeitures are used to reduce the Employer provided contributions. Forfeitures of $650,296 and $571,466 were used to reduce contributions for the years ended December 31, 2008 and 2007, respectively. There were unused forfeitures at December 31, 2008 and 2007 of $61,734 and $65,761, respectively.

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:

1) participant fee from $6.50 to $6.92 less a revenue credit each month for revenue received from the mutual funds and common collective funds offered in the Plan, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, 4) a fee of $100 per year if the participant uses the self directed brokerage option, and 5) trustee fees relating to the INVESCO Stable Value Trust investment which are paid by the Plan from earnings not allocated to participants’ accounts.

Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan’s assets will be added to the cost of investments purchased or deducted from the proceeds of investments sold.

Net transfers (from) to plan

During 2008 the Employer completed the sale of their merchant services and utility services business units, and the net assets of the participants in these units were transferred to their respective plans.

During 2007 the Employer acquired Abacus, formerly a division of DoubleClick Inc., and the net assets of the participants in the DoubleClick Inc. 401(k) Plan were merged into the Plan.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair value measurement” below for discussion of fair value measurements.

As required by Statement of Position No. 94-4-1, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments in collective trusts which invest in fully benefit-responsive investment contracts with a corresponding adjustment to show these investments at the unit value as reported by such trusts. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Statements of Changes in Net Assets Available for Benefits are prepared on a unit value basis of the investment; therefore there is no impact on the Statements of Changes in Net Assets Available for Benefits.

Net (depreciation) appreciation in fair value of investments

Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”) which is effective for fiscal years beginning after November 15, 2007. The Employer has adopted this standard for the year ended December 31, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Fair value measurements

SFAS No. 157 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Common collective trusts: As required by Statement of Position No. 94-4-1, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investments in collective trusts which invest in fully benefit-responsive investment contracts with a corresponding adjustment to show these investments at the unit value as reported by such trusts. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The Statements of Changes in Net Assets Available for Benefits are prepared on a unit value basis of the investment; therefore there is no impact on the Statements of Changes in Net Assets Available for Benefits.

Participant loans: Valued at amortized cost less a reserve for loans in default, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarch, the Plan’s investment assets at fair value as of December 31, 2008:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$126,047,793	$—	$—	$126,047,793
Common stocks	9,017,167	—	—	9,017,167
Common collective trusts	—	35,606,456	—	35,606,456
Certificates of deposit	—	62,122	—	62,122
Participant loans	—	—	4,243,399	4,243,399

Total	$135,064,960	$35,668,578	$4,243,399	$174,976,937	*

*	Excludes cash of $685,139 held under the self-directed brokerage accounts

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$5,559,611
Purchases, sales, issuances, and settlements (net)	(1,316,212)

Balance, end of year	$4,243,399

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

3. Investments

Charles Schwab Trust Company, as trustee of the Plan, holds the Plan’s investments. Prior to April 1, 2007, The Nationwide Trust Company, FSB, was trustee.

The following table presents balances for 2008 and 2007 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2008		2007
Investments at fair value as determine by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$8,264,938	*	$14,385,332
Other	752,229		1,614,788
Shares of registered investment companies
Pimco Total Return Fund	28,537,877		32,450,492
Dodge & Cox Stock Fund	25,381,626		47,027,503
American Funds EuroPacific Growth Fund	22,147,707		43,672,173
American Funds Growth Fund of America	21,321,105		38,690,010
Vanguard Institutional Index Fund	11,380,420		22,680,431
Columbia Small Cap Value Fund	9,663,269		16,026,418
Other	7,615,789		16,619,146

	135,064,960		233,166,293

Estimated fair value
Units in common collective trust
The Charles Schwab Stable Value Fund	35,606,456		968,442	*
INVESCO Stable Value Trust	—		33,015,396
Other	—		3,068,218
Certificates of deposits and cash	747,261		533,993
Participant loans	4,243,399		5,559,611

	40,597,116		43,145,660

	$175,662,076		$276,311,953

*	Shown for comparison purposes only.

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during each year) appreciated (depreciated) as follows:

	2008	2007
Investments at fair value as determined by:
Quoted market price
Shares of registered investment companies	$(78,246,402)	$437,107
Common stock	(5,819,595)	2,388,798
Estimated fair value
Common collective trust	1,478,515	111,375

Net change in fair value	$(82,587,482)	$2,937,280

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

4. Restrictions

The declaration of trust for the Charles Schwab Stable Value Fund (the “Fund”) contains the following restrictions:

a.	Upon notification from the Employer of its intention to totally or partially withdraw from the Fund a waiting period of one year is required prior to liquidation.

b.	Upon a participant’s request for a distribution permitted under the terms of the Plan the trustee of the Fund has up to thirty days to process the request.

As of December 31, 2008, the Employer has not requested a total or partial withdrawal.

5. Tax status

The IRS has determined and informed the Employer by a letter dated August 10, 2006, that the Plan and related trust are designed in accordance with applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter and the Plan administrator has requested a new determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6. Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

7. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

8. Party-in-interest

As of December 31, 2008 and 2007, the Plan’s investment portfolio includes an investment in the Common Stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with Schwab Retirement Plan Services Company (f/k/a The 401(k) Company), a third party administrator, and Charles Schwab Trust Company, trustee, both of which are affiliates of The Charles Schwab Corporation and receive fees for which the Plan is charged. Prior to The 401(k) Company being acquired by The Charles Schwab Corporation during 2007, they and the former trustee, Nationwide Trust Company, FSB, both were affiliates of Nationwide Mutual Insurance Company and received fees for which the Plan was charged.

Alliance Data Systems 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

9. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$183,050,650	$283,769,651
Amounts allocated to withdrawing participants	(80,704)	(157,625)
Excess contributions payable	30,964	60,000
Adjustment from fair value to contract value	(1,727,206)	(238,883)

Net assets available for benefits per Form 5500	$181,273,704	$283,433,143

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2008
Benefit payments per the financial statements	$30,807,237
Amounts allocated to withdrawing participants
At December 31, 2008	80,704
At December 31, 2007	(157,625)

Benefit payments per Form 5500	$30,730,316

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statement to Form 5500:

2008
Net increase (decrease) in net assets prior to transfers per the financial statements	$(69,101,925)
Change in adjustment from fair value to contract value	(1,488,323)
Change in excess contributions payable	(29,036)
Change in amounts allocated to withdrawing participants	76,921

Net loss per Form 5500	$(70,542,363)

Alliance Data Systems 401(k) and Retirement Savings Plan

EIN #13-3163498 Plan #001

Schedule H, Line 4i

Schedule of Assets Held at End of Year

December 31, 2008

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) (1) Cost	(e) Current Value
*	Alliance Data Systems Corporation	Common Stock – 177,626 shares		$8,264,938
	Pimco Total Return Fund	Mutual fund – 2,814,386 shares		28,537,877
	Dodge & Cox Stock Fund	Mutual fund – 341,289 shares		25,381,626
	American Funds EuroPacific Growth Fund	Mutual fund – 790,707 shares		22,147,707
	American Funds Growth Fund of America	Mutual fund – 1,041,070 shares		21,321,105
	Vanguard Institutional Index Fund	Mutual fund – 137,878 shares		11,380,420
	Columbia Small Cap Value Fund	Mutual fund – 1,093,130 shares		9,663,269
	Old Mutual Copper Rock Emerging Growth	Mutual fund – 697,676 shares		4,702,333
	Legg Mason Value Trust Fund	Mutual fund – 65,334 shares		1,909,713
	Federated Capital Reserve	Mutual fund – 6,686 shares		6,686
*	The Charles Schwab Stable Value Fund	Common collective trust – 2,040,515 units		35,606,456
	Self Directed Brokerage Accounts			2,496,547
*	Participant Loans	4.76% - 10.00%	—	4,243,399

*	Represents a party-in-interest
(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Dwayne H. Tucker
Dwayne H. Tucker
Executive Vice President, Human Resources and
Corporate Communications and Member of
the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description
* 23	Consent of Independent Registered Public Accounting Firm

*	filed herewith